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MARCH 28, 2000                                                 NYSE SYMBOL: ITP
                                                             T.S.E. SYMBOL: ITP


                     INTERTAPE POLYMER GROUP INC. ANNOUNCES
                   DECEMBER 1999 4TH QUARTER & ANNUAL RESULTS

                            (stated in U.S. dollars)
                   (reported using Cdn GAAP other than noted)


Montreal, Quebec, Canada - March 28, 2000 - Intertape Polymer Group Inc., (NYSE and TSE: ITP) announced today its results for its fourth quarter and fiscal year ending December 31, 1999.

As previously announced on March 10, 2000 the Company had expected to incur a loss for the fourth quarter ended December 31,1999. Melbourne F. Yull, Intertape's Chairman and Chief Executive Officer had stated at that time: "Sales in the fourth quarter were adversely affected by difficulties encountered in the implementation of our new business systems which negatively impacted customer service, warehousing and order fulfillment." In addition, Mr. Yull stated "the loss will include substantial charges related to integration, transition and other costs in connection with business acquisitions and to asset impairment and other non-recurring expenses. As a result, the Company would miss on the earnings per share (EPS) expectations for the 1999 fiscal year."

The detail of the quarterly and annual results are as follows:

Sales for the fourth quarter of 1999 were $153.8 million as compared to $121.6 million for the same period in 1998; and as compared to $161.5 million reported for the third quarter of 1999. The third quarter sales included two months derived from the acquisition of Central Products Corporation (CPC). Had that acquisition been completed at the beginning of the third quarter, sales would have been approximately $171.0 million for the third quarter of 1999.

Sales for the year 1999 were $570.0 million compared to $378.0 million for 1998, an increase of 51.0%. This increase was derived from businesses acquired of approximately $140.0 million or 37.3%, and organic growth despite some reductions in unit selling prices. Organic growth for the year was $52.0 million or 13.7%.


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Mr. Yull stated: "Fourth quarter sales were negatively impacted by issues related to the total integration of our new enterprise-wide resource planning system and the reorganization of customer service." IPG consolidated four separate non-Y2K compliant legacy systems from the acquisitions of Tape, Inc., American Tape Corporation (ATC), Anchor Continental, Inc. (Anchor) and Rexford Paper Company (Rexford), as well as an older in-house system. This complex system integration contributed to significant inaccuracies in unit of measure and pricing history files, order fulfillment and tracking routines.

The reorganization of customer service which was completed during the fourth quarter should have been positive for our customers as methods were installed to facilitate a "one order for all products" process. However, complications with the new phone systems combined with the aforementioned MIS issues, caused order placement obstacles for our customers resulting in a slow-down in orders during December. Consequently, there was a decline of $17.0 million in sales for the fourth quarter as compared to the third quarter on a performa basis. This equates to approximately an $8.5 million loss in gross profits. Corresponding cost reductions were not feasible during this period. Additionally, adverse market conditions in stretch wrap reduced gross margins by approximately $3.0 million compared to the previous quarter.

Unit of measure and pricing inaccuracies created inventory build-up and valuations that did not reflect the realities of the market nor the proper warehouse locations. These inaccuracies have been corrected and a non-recurring write-down of inventory and logistics expenses approximately of $9.7 million has been recorded within cost of sales in the fourth quarter.

IPG purchased ATC, Rexford, Anchor, CPC and Spinnaker Electrical Tape Company (SETco) in the past 3 years, with a purchase price in excess of $350.0 million. The integration of these individual entities has not produced the expected synergies as quickly as forecasted. Higher than anticipated costs were incurred due to extended lead times for equipment to automate certain operations as well to reduce waste. The costs of rationalizing plants, products and brands were higher than expected due to process changes and increased R&D expenditures. Finally, the acquisition of CPC postponed the Company's fourth quarter plans to eliminate duplicate warehouses until a full assessment of plant rationalization and markets were completed. The net result is a further non-recurring charge of $ 9.8 million against cost of sales in the fourth quarter.

An evaluation has been done to assess the value of the MIS system as well as the quality of the account receivables due to pricing and unit of measure issues which had a negative impact. This has resulted in an increase in the reserve for doubtful accounts as well as a reduction in the carrying cost of the MIS. The combined total of these non-recurring costs is $8.5 million and has been charged against SG&A in the fourth quarter.

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During the last three fiscal years, IPG has been active in pursuing and acquiring suitable companies in line with its strategy to maintain a leading position in the industry. The costs related to acquisitions that had been previously pursued and abandoned during the fourth quarter; as well as the finalization of the costs incurred to relocate senior management to IPG's corporate office in Sarasota, Florida has resulted in a further non-recurring charge of $3.1 million against SG&A for the fourth quarter.

Even though the Company has sustained a significant loss for the fourth quarter of 1999, the Company did not incur any defaults under its various loan covenants. In addition, the Company currently has unused lines of credit of more than $80.0 million.

"The issues involving our MIS system in regards to pricing and unit of measure have been addressed with the identified problems resolved. Customer service has improved to a level where the Company's bookings in the last half of the first quarter have improved to the extent that sales will be as estimated for the first quarter 2000. The combined on-going cost reductions, new products and improved customer relations will provide the Company with the means of meeting its 2000 objectives", stated Mr. Yull.

For the fourth quarter of 1999 the Company recorded a net loss of $20.0 million as compared to net earnings of $7.9 million for the same quarter last year, and as compared to net earnings of $10.2 million for the third quarter of 1999. For the years 1999 and 1998, net earnings were $8.1 million and $28.8 million respectively.

Under both US and Canadian GAAP, fourth quarter 1999 earnings per share (EPS) decreased to ($0.70) as compared to $ 0.31 for the fourth quarter ended December 1998. On a fully diluted basis, EPS were ($0.70) under both US and Canadian GAAP.

EPS for the twelve-month period ending December 1999, under both US and Canadian GAAP, decreased to $0.29 as compared to $1.14 for the same period ending 1998. On a fully diluted basis, EPS under Cdn GAAP was $ 0.29 and under US GAAP was $0.28 compared to $1.10 for both Cdn and US GAAP in the same period last year.

The exchange rate at December 30, 1999 was Cdn. $1.4525 = U.S. $1.00.

Intertape Polymer Group Inc. develops, manufacturers and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial uses. The Company is based in Montreal, Quebec and Sarasota, Florida with manufacturing facilities in seventeen North American and European locations.

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FOR FURTHER INFORMATION CONTACT:        Melbourne F. Yull
                                        Chairman and Chief Executive Officer
                                        Intertape Polymer Group Inc.
                                        Tel: (514) 731-0731
                                        E-mail: itp$info@intertapeipg.com
                                        Web: www.intertapepolymer.com


THIS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, WHICH MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS OR FORWARD-LOOKING 39STATEMENTS. THOSE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO:

- RISKS ASSOCIATED WITH PRICING, VOLUME AND CONTINUED STRENGTH OF MARKETS WHERE THE COMPANY'S PRODUCTS ARE SOLD.

- ACTIONS OF COMPETITORS AS ARE DESCRIBED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) OVER THE LAST TWELVE MONTHS.

- THE COMPANY'S ABILITY TO SUCCESSFULLY INTEGRATE THE OPERATIONS AND INFORMATION SYSTEMS OF ACQUIRED COMPANIES WITH ITS EXISTING OPERATIONS, AND INFORMATION SYSTEM, INCLUDING RISKS AND UNCERTAINTIES RELATING TO ITS ABILITY TO ACHIEVE PROJECTED EARNINGS ESTIMATES, ACHIEVE ADMINISTRATIVE AND OPERATING COST SAVINGS AND ANTICIPATE SYNERGIES.

- THE EFFECT OF COMPETITION ON THE COMPANY'S ABILITY TO MAINTAIN MARGINS ON EXISTING OR ACQUIRED OPERATIONS.

THE COMPANY DOES NOT UNDERTAKE TO PUBLICLY UPDATE OR REVISE ITS FORWARD-LOOKING STATEMENTS EVEN IF EXPERIENCE OR FUTURE CHANGES MAKE IT CLEAR THAT ANY PROJECTED RESULTS EXPRESSED OR IMPLIED THEREIN WILL NOT BE REALIZED.

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INTERTAPE POLYMER GROUP INC.
CONSOLIDATED EARNINGS
(Unaudited)
In thousands of US dollars, using Canadian GAAP


                                                     For the three months   For the three months  For the period   For the period
                                                        ended Dec. 31,         ended Dec. 31,     ended Dec. 31,   ended Dec. 31,
                                                            1999                   1998               1999              1998
Sales                                                      153,773                121,597            569,947           378,030

Cost of sales ( note 1 )                                   143,125                88,341             445,322           271,972
                                                          --------------------------------------------------------------------

Gross profit                                                10,648                 33,256             124,625           106,058

Selling, general and administrative expenses ( note 1)      33,354                 15,478             85,330            46,747
Research and development                                     1,320                   870               3,901             3,059
Amortization of goodwill                                     1,535                  1,149              5,451             3,330
Financial expenses                                           6,193                  4,553             22,149            12,428
                                                            -------------------------------------------------------------------
                                                            42,402                 22,050             116,831           65,564

Earnings before income taxes                               (31,754)               11,206              7,794            40,494

Income taxes                                               (11,773)                3,278              (304)            11,743
                                                          --------------------------------------------------------------------

Net earnings for the period                                (19,981)                7,926              8,098            28,751

Retained earnings - beginning of period                    113,404                77,258             88,318            58,563

Dividend                                                     -                      -                (2,993)           (2,130)

Retained earnings - end of period                          93,423                 85,184             93,423            85,184





EARNINGS PER SHARE - CDN GAAP                               (0.70)                 0.31               0.29              1.14

EARNINGS PER SHARE - CDN GAAP FULLY DILUTED                 (0.70)                 0.31               0.29              1.10


EARNINGS PER SHARE - U.S. GAAP                              (0.70)                 0.31               0.29              1.14

EARNINGS PER SHARE - US GAAP FULLY DILUTED                  (0.70)                 0.31               0.28              1.10


( Note 1 )
Included in cost of sales and SG&A are integration, transition, asset write-downs and other non-recurring costs incurred in conjunction with recent business acquisitions and with the implementation of a new, enterprise-wide MIS system